UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEM-ANNUAL REPORT PURSUANT TO REGULATION A

For the Period Ended June 30, 2024

HOUSE HACK, INC.

(Exact name of registrant as specified in its charter)

Commission File Number:

Wyoming

(State or other jurisdiction of
incorporation or organization)

8164 Platinum Street

Ventura, CA 93004

(Address of principal executive office)

805-888-0846

(Registrant’s telephone number, including area code)

88-3438856

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “House Hack,” “we,” or “the company” refers to House Hack, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (the “2024 Interim Period”), and the six-month period ended June 30, 2023 (the “2023 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

House Hack, Inc. (the “company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The company has been formed to invest, directly or through subsidiaries, in real estate assets throughout the United States. The company intends to focus its acquisitions on SFRs and MFRs where our Management believes that the property in priced less than properties in the same areas -- “wedge” properties. However the company may invest opportunistically invest in other types of real estate properties. The company's headquarters are in Ventura, California

The company’s activities since inception have consisted of formation activities, preparations to raise capital and capital raising activities. The only income the company has received to date was from interest from the company’s bank account and investment in government bonds. Once the company commences its planned principal operations, it will incur significant additional expenses and require deployment of significant capital. The company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the company’s planned operations or failing to profitably operate the business.

Operating Results

For the periods ended June 30, 2024 and 2023, the Company generated $744,031 and $0 in revenue. In 2024, the Company’s real estate assets began generating rental income. During the same periods, the Company had $2,252,336 and $444,871 in operating expenses. Operating expenses includes depreciation, property related costs and general operations including payroll and consulting. The Company had $24,989 and $507,065 in other income, consistent of interest and dividends on the Company’s treasury investments, partially offset by interest expense in 2024. For the periods ended June 30, 2024 and 2023, the Company had a net income (loss) of ($1,483,316) and $62,194.

Liquidity and Capital Resources

As of June 30, 2024, our Company had cash or cash equivalents of $449,705 and short-term investments (consisting primarily of government bonds) of $9,904,957.

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338. As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024.

During the six months ended June 30, 2024, the Company repurchased 10,000 shares for $10,000.

As of June 30, 2024 and December 31, 2023, the Company had $6,712 and $31,887 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of June 30, 2024, the Company has an accumulated deficit of $2,019,928 , cash of $449,705 and short-term investments totaling $9,904,957. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company is also due funds from the Company’s founder totaling $752,249, which are expected to be used to fund operational expenses.

Plan of Operation

We hope to reach the following milestones:

•	Our company will search for suitable properties and real estate investments and, if it finds one or more suitable properties prior to the launch and/or closing of this Offering, we may invest in such properties with our currently available funds.

•	In the next 3-6 months we intend to invest in first properties, renovate them, and rent them; we will continue s searching for suitable properties and taking steps necessary to make those investments available to the company.

•

Within the next year, and if we have purchased approximately 25-100 properties, we hope either hold and refinance, or opportunistically sell parts of the portfolio, and repeat the process. Therefore, we expect to (B) buy, (R) rehabilitate, (R) rent, (R) refinance, and (R) retain the management of the assets while selling the equity in them via tranche/portfolio sales, and (R)

repeat the process. (BRRRRR).

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company’s financial condition and the results of its operations.

ITEM 2.  OTHER INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

HOUSE HACK INC.

A Wyoming Corporation

Financial Statements

As of June 30, 2024 and for the six months ended June 30, 2024 and 2023

(UNAUDITED)

HOUSE HACK, INC.

TABLE OF CONTENTS

Page

UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

HOUSE HACK, INC.

BALANCE SHEETS

(unaudited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$449,705	$15,001,359
Short-term investments	9,904,957	13,889,447
Due from related party	7,431	33,231
Escrow deposits	-	1,224,800
Subscription receivable	-	460,934
Interest receivable	1,519	198,507
Total current assets	10,363,612	30,808,278
Investments	-	1,929,454
Real estate assets	35,322,427	6,780,664
Deferred offering costs	159,141	-
Total assets	$45,845,180	$39,518,396

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$8,893	$46,748
Other current liabilities	167,811	61,709
Total liabilities	176,704	108,457

Commitments and contingencies

Stockholders' equity:
Voting common stock, $0.0001 par value, 1,000,000 shares authorized, issued and outstanding as of both June 30, 2024 and December 31, 2023	100	100
Non-voting common stock, $0.0001 par value, 200,000,000 shares authorized, 46,990,797 and 40,577,123 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	4,699	4,058
Additional paid-in capital	48,332,028	40,694,642
Subscription receivable, related party	(752,249)	(752,249)
Accumulated other comprehensive income	103,826	-
Accumulated deficit	(2,019,928)	(536,612)
Total stockholders' equity	45,668,476	39,409,939
Total liabilities and stockholders' equity	$45,845,180	$39,518,396

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Rental income	$744,031	$-
Total revenues	744,031	-

Operating expenses:
Depreciation	437,363	-
Property related costs	261,589	-
Other operating expenses	1,553,384	444,871
Total operating expenses	2,252,336	444,871

Loss from operations	(1,508,305)	(444,871)

Other income (expense):
Interest income	188,710	504,845
Interest expense	(253,309)	-
Dividend income	127,806	-
Realized loss on sale of securities	(38,218)	-
Other income	-	2,220
Total other income (expense)	24,989	507,065

Provision for income taxes	-	-
Net (loss) income	(1,483,316)	62,194
Unrealized gain on available-for-sale securities	103,826	-
Net comprehensive income	$(1,379,490)	$62,194

Weighted average common shares outstanding - basic and diluted	42,720,330	24,711,715
Net income per common share - basic and diluted	$(0.035)	$0.003

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in	Subscription Receivable,	Accumulated Other	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Related Party	Comprehensive Income	Deficit	Equity
Balances at December 31, 2022	1,000,000	$100	22,326,645	$2,233	$23,031,862	$(752,249)	$-	$(144,602)	$22,137,344
Shares issued for cash	-	-	2,770,140	277	3,038,853	-	-	-	3,039,130
Offering costs	-	-	-	-	(34,000)	-	-	-	(34,000)
Net loss	-	-	-	-	-	-	-	62,194	62,194
Balances at June 30, 2023	1,000,000	$100	25,096,785	$2,510	$26,036,715	$(752,249)	$-	$(82,408)	$25,204,668

Balances at December 31, 2023	1,000,000	$100	40,577,123	$4,058	$40,694,642	$(752,249)	$-	$(536,612)	$39,409,939
Shares issued for cash	-	-	1,224,490	122	2,448,858	-	-	-	2,448,980
Exercise of warrants	-	-	5,199,184	520	5,198,664	-	-	-	5,199,184
Repurchase of shares	-	-	(10,000)	(1)	(9,999)	-	-	-	(10,000)
Unrealized gain on available-for-sale securities	-	-	-	-	-	-	103,826	-	103,826
Offering costs	-	-	-	-	(137)	-	-	-	(137)
Net loss	-	-	-	-	-	-	-	(1,483,316)	(1,483,316)
Balances at June 30, 2024	1,000,000	$100	46,990,797	$4,699	$48,332,028	$(752,249)	$103,826	$(2,019,928)	$45,668,476

See accompanying notes to financial statements.

HOUSE HACK, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$(1,483,316)	$62,194
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	437,363	-
Amortization of investment discount	(108,074)	(167,000)
Realized loss on sale of securities	38,218	-
Changes in operating assets and liabilities:
Interest receivable	196,988	(5,224)
Due from related party	25,800	(19,988)
Accounts payable	(37,856)	(51,511)
Other current liabilities	106,103	(159,990)
Net cash used in operating activities	(824,774)	(341,519)
Cash flows from investing activities:
Purchase of investments	(13,652,318)	-
Proceeds from investments	19,739,943	(1,961,573)
Purchase of real estate	(28,979,126)	-
Escrow deposits used for purchase of real estate	1,224,800	-
Net cash used in investing activities	(21,666,700)	(1,961,573)
Cash flows from financing activities:
Proceeds from line of credit	15,300,000	-
Repayments of line of credit	(15,300,000)	-
Shares issued for cash	2,448,980	3,039,130
Repurchase of shares	(10,000)	-
Subscription receivable	460,934	-
Exercise of warrants	5,199,184	-
Offering costs	(159,278)	(10,000)
Net cash provided by financing activities	7,939,820	3,029,130
Net change in cash and cash equivalents	(14,551,654)	726,038
Cash and cash equivalents at beginning of period	15,001,359	3,089,331
Cash and cash equivalents at end of period	$449,705	$3,815,369

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$253,309	$-

See accompanying notes to financial statements.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: NATURE OF OPERATIONS

House Hack, Inc. (the “Company”) is a corporation organized on June 22, 2022 under the laws of Wyoming. The Company has been formed to invest, directly or through potential subsidiaries, in real estate assets throughout the United States. The Company intends to focus on “wedge” properties for acquisition, although the Company may invest in multi-family, commercial, or other properties, including hotels. The Company's headquarters are in Ventura, California.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has commenced planned principal operations, and we plan to incur significant costs in pursuit of its capital financing plans, and has generated revenues but no profits since inception. As of June 30, 2024, the Company has an accumulated deficit of $2,019,928 , cash of $449,705 and short-term investments totaling $9,904,957. The Company’s plans below are believed to alleviate substantial doubt.

Management Plans

The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to utilize the proceeds from investments received to date, obtain additional capital financing sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The Company may also choose to hold assets and wait for strategic opportunities. No assurance can be given that the Company will be successful in these efforts.

As of the date of issuance of these financial statements, management expects that its cash and cash equivalents, and short-term investments will be sufficient to fund its operating expenses, and capital expenditure requirements for at least one year from the date these financial statements are issued. The Company is also due funds from the Company’s founder totaling $752,249, which are expected to be used to fund operational expenses.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Unaudited Interim Financial Information

The unaudited interim consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2023 and notes thereto that are included in the Company’s Form 1-K filed with the SEC on August 23, 2024.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s accounts payable and other current liabilities reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities which were purchased with maturities of three months or less to be cash equivalents.

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits of $250,000. As of June 30, 2024, the Company’s cash and cash equivalents were held at one accredited financial institution.

Investments

The Company has investments in U.S. treasury bills. The investments were initially classified as held-to-maturity, and were accounted for at amortized cost. In April 2024, the Company determined to no longer hold these securities to maturity, and as such the investments were reclassed as available-for-sale. The securities are accounted for at fair value, and unrealized gains (losses) on available-for-sale securities are included as other comprehensive income (loss) and realized gain (loss) on sale of securities are included in other income (expense). The investments are recognized as a Level 1 investment.

During the six months ended June 30, 2024, the Company purchased $13,652,318 in investments and received $19,739,943 in proceeds from the sales of such investments. During the six months ended June 30, 2024, the Company recognized $188,710 in interest income, consisting of earned interest based on the stated rate of the treasury bill, accrued interest and amortized discount of treasury bills held-to-maturity. As of June 30, 2024, the Company held $9,904,957 in short-term investments, consisting of U.S. treasury bills with varying maturities through December 2024.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

During the six months ended June 30, 2023, the Company purchased $1,961,573, net of proceeds from the sales, of such investments.

Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering. As of June 30, 2024 and December 31, 2023, the Company had capitalized $159,141 and $0, respectively, in deferred offering costs.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives.

Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company allocates the land value of each acquired property using a pro rata allocation from the property’s county records. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. As of June 30, 2024, there was no real estate held for sale.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Revenue Recognition

The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental income evenly on a monthly basis when earned. During the six months ended June 30, 2024 and 2023, the Company recognized rental income of $744,031 and $0, respectively.

Property Related Costs

Property related costs primarily consist of property taxes, insurance, utilities, repairs and maintenance and other direct property costs. These costs are expensed as incurred.

Other Operating Expenses

Other operating expenses primarily consist of personnel expenses, professional fees, marketing, rent, general insurance, travel and other general corporate expenses. These costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statements and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC

740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Income (Loss) per Common Share

The Company computes net income (loss) per share of common stock voting and non-voting combined, as each class of stock has identical rights and privileges, except for voting rights (Note 5). Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. As of June 30, 2024, potentially dilutive securities consisted of outstanding common stock warrants (see Note 6).

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Comprehensive Income

Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the six months ended June 20, 2024, the Company’s only element of other comprehensive income was unrealized gains on U.S. treasury bills, which are classified as available-for-sale-securities beginning in April 2024.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: REAL ESTATE HELD FOR INVESTMENT

The following is a summary of real estate held for investment:

	June 30,	December 31,
	2024	2023
Buildings	$29,551,991	$4,417,693
Land	6,232,899	2,388,071
Real estate owned, at cost	35,784,890	6,805,764
Accumulated depreciation	(462,463)	(25,100)
Real estate owned, net of accumulated depreciation	$35,322,427	$6,780,664

During the six months ended June 30, 2024, the Company acquired eight properties, all of which are located in Southern California, for an aggregate purchase price of $28,631,885. The Company allocated an aggregate of $24,865,638 to buildings and the remaining $3,766,247 was allocated to land.

Depreciation expense was $437,363 and $0 for the six months ended June 30, 2024 and 2023, respectively.

As of June 30, 2024 and December 31, 2023, the Company had $0 and $1,224,800, respectively, in escrow deposits pertaining to the potential acquisition of additional properties. In 2024, the Company closed on properties for which it held escrow deposits held at December 31, 2023, and these monies were used towards the acquisitions.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 5: DEBT

Line of Credit

On January 11, 2024, the Company entered into a revolving line of credit with J.P. Morgan providing for borrowings up to $25,000,000 . Borrowings under the line of credit bear interest at the base rate plus the applicable margin which was calculated to be 1.05%. Interest is payable monthly and will be due and payable on the twenty-fifth (25th) calendar day following the end of each calendar month .. Interest is also payable on the date on which any payment of principal is made. The line of credit is secured by the securities or the other assets held as collateral. The proceeds from line of credit had been for the purpose of purchase of real estate assets.

During the six months ended June 30, 2024, the Company borrowed and made immediate repayments of $15,300,000. As of June 30, 2024, there were no amounts outstanding under the line of credit.

During the six months ended June 30, 2024, the Company paid interest of $253,309.

Subsequent to June 30, 2024, the Company drew an additional $1,130,675 and made repayments on the line of credit (see note 9).

NOTE 6 : STOCKHOLDERS’ EQUITY

Upon incorporation on June 22, 2022, the Company authorized 100 shares of preferred stock, $0.0001 par value. On August 24, 2022, the Company amended its articles of incorporation to authorize 1,000,000 voting and 200,000,000 non-voting common stock, par value $0.0001 per share.

Non-voting common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Wyoming Law. Holders of non-voting common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to non-voting common stock.

Voting common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Regulation D Private Placement Memorandum

In September 2022, the Company commenced a Regulation D private placement memorandum (“PPM”) in which the Company offered investments in non-voting common stock at $1.00 per share. The offering was initially subject to a minimum of $25,000,000 but was later decreased to $19,500,000. Individual investments are subject to a minimum of $25,000 per investors, with increments of $5,000 thereafter.

Investors in the offering also received warrants to purchase non-voting shares in the next financing round, if any, at the price of the PPM offering, based on the timing of the investment using a sliding scale. The sliding scale started at 55% warrant coverage for investments made by September 30, 2022 and decreased to 0% through March 31, 2023. Investors who purchased courses from our founders’ related entities qualify for an additional 10% coverage. These warrants are exercisable into non-voting Common Stock in the next financing, if any, at the offering price ($1.00) of the PPM. In addition, warrants are not exercisable until the lesser of 25% or $25,000,000 of proceeds from the PPM are deployed for properties and renovations, less expenses. The warrants expire on the first business day 60 calendar days after the Company issues a call for warrant redemption.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

During six months ended June 30, 2024, the Company issued an additional 1,224,490 shares of non-voting common stock for gross proceeds of $2,448,980 through the PPM. The Company incurred $137 in offering costs associated with this raise.

During the six months ended June 30, 2024, the Company issued 5,199,184 shares of non-voting common stock for gross proceeds of $5,199,184 upon the exercise of warrants by the holders. The warrants were exercised at a price of $1.00 per share.

As of June 30, 2024 and December 31, 2023, the Company had 0 and 14,557,662 warrants to purchase non-voting common stock outstanding as per the PPM above, respectively. The warrants have an exercise price of $1.00 per share and are exercisable into shares of non-voting common stock in the next financing round. The warrants were cancelled in April 2024.

Regulation A Offering

In November 2023, the Company initiated a Regulation A offering at $1.00 per share. In 2023, the Company issued 15,211,338 shares of non-voting common stock pursuant to the offering for gross proceeds of $15,211,338. As of December 31, 2023, the Company had a subscription receivable of $460,934 in connection with the offering, which was received in 2024.

During the six months ended June 30, 2024, the Company repurchased 10,000 shares for $10,000.

As of June 30, 2024 and December 31, 2023, the Company had $6,712 and $31,887 in proceeds, which were returned to investors who did not satisfy obligations to qualify for the Regulation A offering. These amounts are included as other current liabilities in the balance sheets.

NOTE 7 : RELATED PARTY TRANSACTIONS

In August 2022, the Company was to issue 100,000 shares of voting common stock to its founder for $100,000 of consideration. This was subsequently increased to 1,000,000 shares of voting common stock for which the Company entered into a promissory note agreement with its founder for $1,000,000. The original note did not bear interest and matured on September 30, 2023. The note is secured by 1,000,000 shares of voting common stock. In January 2023, the note was modified to provide for recourse on the note, secured by both the stock and the founders personal assets. The note also was adjusted to bear interest at 4.55%, per annum. The maturity date was not modified. Although the note contains recourse actions, because the founder has 100% voting control of the entity, any recourse can be eliminated unilaterally.

HOUSE HACK, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2024 and December 31, 2023, the balance of the note receivable was $752,249, which is included as a contra equity balance on the balance sheets.

As of June 30, 2024 and December 31, 2023, there was $7,431 and $33,231, respectively, in amounts due from the founder.

In July 2023, the Company entered into a lease agreement with the founder for office space for monthly base rent of $6,000. The lease is month-to-month.

NOTE 8 : COMMITMENTS AND CONTIGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Ligation Matters

In 2024, the Company had an earnest money dispute for a contested property purchase in Texas. The plaintiff (seller) alleges House Hack, Inc. breached the contract when it failed to deposit the earnest money, and is seeking $1,000,000. House Hack, Inc. denies the allegations and alleges fraud, breach of contract, and defamation against the seller. House Hack, Inc. maintains that seller’s disclosures were fraudulent and that it relied on those disclosures to its detriment when deciding to enter into the purchase agreement. Therefore, House Hack, Inc. asserts that it was relieved of any and all duties under the contract, including the earnest money deposit. The Company intends to continue to defend itself vigorously against this complaint. This matter is in the early stages and the ultimate decision is not yet determinable.

NOTE 9 : SUBSEQUENT EVENTS

In August 2024, the Company drew an additional $1,130,675 and made repayments on the line of credit. on the same terms as disclosed in Note 5.

Management’s Evaluation

Management has evaluated subsequent events through November 25, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

ITEM 4. EXHIBITS

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 25, 2024.

HOUSE HACK, INC.

By	/s/ Kevin Paffrath
	Title:	Chief Executive Officer and Director

	Dated:	November 25, 2024